Global Casinos, Inc.

1507 Pine Street

Boulder, CO  80302

303-449-2100

April 22, 2010

VIA EDGAR

Linda Cvrkel, Branch Chief

United States Securities and Exchange Commission

100 F Street, N.E. – Mail Stop 3561

Washington, DC  20549

Re:

Global Casinos, Inc.

Form 10-K for the year ended June 30, 2009

Filed September 28, 2009

File No. 0-15415

Ladies and Gentlemen:

To expedite your review, please accept the following in response to the comments of the Commission dated March 22, 2010:

Comment 1: We note your comment and have reviewed the guidance of ASC Topic 505-10 and will revise our presentation in future filings to charge the dividends to accumulated deficit rather than additional paid-in capital.

Comment 2:  We will further expand our disclosure to describe the process for determining impairment of goodwill as outlined in ASC 350.  We further note that our previous language stating, “The fair value of goodwill has been determined from time-to-time using the discounted future cash flow method, the cost and market approach obtained by independent appraisal, or a combination thereof,” was not intended to imply that the goodwill was being measured directly using one of those methods.  We will clarify the language in future filings and propose the following language for your review:

Goodwill

Goodwill, which resulted from the purchase price in excess of the fair value of the underlying assets purchased and liabilities assumed in the acquisition of the Doc Holliday Casino (“reporting unit” or “casino”) in March 2008, is evaluated for impairment annually at the reporting unit level as of June 30, and whenever the occurrence of an event or a change in circumstances would suggest that the carrying value of the reporting unit including goodwill might be in excess of its fair value.  Such factors include, but are not limited to, adverse changes in the business climate, and significant and unexpected changes in the reporting unit’s cash flows. Goodwill is evaluated for impairment in a two step process per ASC 350.  Step one requires testing the recoverability of the reporting unit on a fair-value basis.  If the fair value of the reporting unit is less than the carrying value of the reporting unit including goodwill, step two is performed by assigning the reporting unit’s fair value to its assets and liabilities to determine the amount of impairment.  Should impairment result, the goodwill of the reporting unit is reduced by recognizing an impairment charge.  The fair value of the reporting unit has been determined from time-to-time using the discounted future cash flow method, the cost and market approach obtained by independent appraisal, or a combination thereof.  For the (periods ended) no impairment charges have been recognized.

Comment 3: We will revise future filings to specifically state the level at which we define our reporting units as included in the proposed disclosure above.  In addition, as of our most recent goodwill test performed, the fair value of the Doc Holliday casino reporting unit exceeded its carrying value including goodwill by 61%.

Comment 4: We recognize the interim goodwill impairment testing requirements under ASC 350-20-35-30.  While the casino has continued to perform below original expectations, operating changes have improved the current cash flows of the casino to support its daily operations on an annualized basis, recognizing seasonal fluctuations.  We also note that since our acquisition of the casino in 2008, the local economies in which the casino operates have deteriorated due to the recession.  However, we view the effects of current economic recession as temporary and expect the casino to benefit when the local economic conditions improve. Furthermore, we do not believe that market capitalization is an accurate relection of value, since the public trading market is highly sporadic and volatile, and gaming industry stocks generally have been severely depressed due to the recession.  In considering these factors as well as the factors noted in the comment, no interim tests have been performed per this requirement due to the large amount by which the fair value of the Doc Holliday reporting unit exceeds its carrying value including goodwill as noted above.  Should factors indicate significant further deterioration of the current operating environment of the casino, or further significant declines in the casino’s operations occur, an interim impairment test would be performed.

Comment 5: We will expand the disclosure in future filings within the Commitments and Contingencies footnote to include additional information regarding the Doc Holliday rent calculations and estimates noted in our prior response to this comment.

Comment 6: One of our two operating subsidiaries, the Bull Durham Casino, operates in real estate it owns.  However, the property is subject to several mortgages totaling approximately $1.518 million at December 31, 2009, of which approximately $718,000 was represented by a first mortgage position, while the remaining $800,000 was represented by second mortgage positions.  Our efforts to refinance these obligations either through new debt financing or through negotiations with the mortgage holders prior to maturity were not successful, and on September 19, 2009 all the mortgages matured and became due and payable.  It is noted that since maturity, the Bull Durham has made payments to all mortgage holders based upon any default terms if present, and per the original 30 year amortizations as calculated per the mortgage agreements.

While foreclosure actions by the mortgage holders were not of immediate concern since we were in communications with them during the negotiations, we determined it would be beneficial to the negotiations to take out the first mortgage holder, leaving only the second mortgage holders as third party interests.  As such, on November 30, 2009 Global Casinos, Inc., the parent company, purchased the first mortgage, and all rights thereto, from the third party holder.  The total amount paid to the first mortgage holder was approximately $730,000.  This purchase was primarily made from internally generated funds.  Therefore, upon consummation of the mortgage purchase, the obligation became an inter-company item between the parent (Global Casinos, Inc. recording a mortgage receivable asset), and the subsidiary (Bull Durham Casino retaining the mortgage liability), which is appropriately eliminated in consolidation.  This transaction did not affect the default status of the first mortgage note, which remains in default.

The depletion of operating cash resulting from this transaction was significant to our operating and investing requirements.  As such, also on November 30, 2009 we sold a participation in the casino’s mortgage, now owned by Global Casinos, Inc., to a third party.  The third party paid $250,000 for an undivided 34.7% interest in the mortgage note.  As incentive, the participant was issued 50,000 shares of our common stock as a loan participation fee.  Then on December 30, 2009 a director purchased a 2.08% interest in the mortgage note for $15,000, and as incentive received 3,000 shares of our common stock.  Global Casinos, Inc. is the loan servicing agent for the participants.

Due to the fact that the purchase of the first mortgage by the parent from the operating subsidiary was not dependent upon the sale of the participations, and that the terms and status of the first mortgage remained unchanged, we do not believe these transactions constitute a partial refinancing of the first mortgage.  In addition, as the mortgage note remained in default and due and payable there was no term associated with the financing fees noted above to provide a basis for capitalization and amortization of the fees, and as such they were expensed at consummation of the participation agreements.

We reviewed guidance included in ASC Topic 470 – Debt, including sections 10 – Overall and 30 – Participating mortgage loans, as well as guidance contained in EITF 97-3, “Accounting for Fees and Costs Associated with Loan Syndications and Loan Participations after the Issuance of FASB Statement No. 125” and FASB Statement No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities.”

We will expand the disclosures in future filings with respect to the participation interests in the mortgage so that the disclosures are presented in a level of detail consistent with our response to this comment.

Comment 7:   While the agreement reached with the landlord refers to rent “abatement,” the substance of the transaction, at least in large part, is quite different than a typical rent abatement situation, and is not considered a “lease incentive” as discussed in ASC 840-20-25-6.  The agreement stipulates that the consideration given for the $40,000 “abatement” to be taken over six months beginning February 2010, is that the casino must replace all carpet on the first floor of the leased premises which the casino contends is the landlord’s responsibility under the lease.  Therefore, the transaction more closely resembles a tenant financing of a landlord responsibility.  In order to comply with the straight line recognition of rent per ASC 840-20-25-1, we are treating the $40,000 “abatement” as a deferred asset (with the offsetting credit as a current liability to pay for the carpet), that will be amortized to rent expense over the six month abatement period, which will yield a straight line GAAP expense.  Upon completion of the installation, the carpet total cost was approximately $10,000 less than the $40,000 transaction.  Therefore, only the $10,000 remaining from the total agreement represents a rent abatement per the guidance cited.    Therefore, the $10,000 “excess” will be recorded as a deferred credit and amortized to rent expense over the remaining life of the lease (July 2015), also in order to comply with the straight line provisions included in ASC Topic 840-20-25-1.

Further, we acknowledge that:

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the Company is responsible for the adequacy and accuracy of the disclosures in its filings;

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staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to a filing; and

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the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please let me know if you have further comments or questions.

Global Casinos, Inc.

By:

/s/ Todd Huss

          Todd Huss

          Chief Financial Officer